Exhibit 21

SUBSIDIARIES OF CONAGRA BRANDS, INC.

Conagra Brands, Inc. is the parent corporation owning, directly or indirectly, 100% of the voting securities of the following subsidiaries principally engaged in the production and distribution of food products as of May 30, 2021:

Subsidiary	Jurisdiction of Formation
Angie's Artisan Treats, LLC	Delaware
Conagra G&S (CAG), LLC	Delaware
Conagra G&S (PF), LLC	Delaware
Conagra R&F (PF), LLC	Delaware
ConAgra Foods AM Holdings LP	Delaware
Conagra Brands Canada Inc. / Marques Conagra Canada Inc.	Canada
ConAgra Foods Enterprise Services, Inc.	Delaware
ConAgra Foods Packaged Foods, LLC	Delaware
ConAgra Foods RDM, Inc.	Delaware
ConAgra Foods Sales, LLC	Delaware
ConAgra Funding, LLC	Delaware

The corporations listed above are included in the consolidated financial statements, which are a part of this report.